EXHIBIT 99.8

Press Release

Total and Pavilion Energy Take a Further Step

in Developing Liquefied Natural Gas (LNG)

As a Marine Fuel in Singapore

Paris / Singapore, June 26th, 2018 – Total and Pavilion Energy, through their subsidiaries Total Marine Fuels Global Solutions and Pavilion Gas, have signed Heads of Agreement (HoA) to jointly develop a Liquefied Natural Gas (LNG) bunker supply chain in the port of Singapore. The agreement covers the shared long-term time charter of a new generation LNG bunker vessel (LNGBV) to be commissioned by Pavilion Gas by 2020. It also includes an LNG supply arrangement between the two companies enabling Total to deliver LNG bunker to its customers.

The HoA, signed on the sidelines of the World Gas Conference 2018, follows a Memorandum of Understanding (MoU) concluded by both companies in April 2017 on LNG bunkering cooperation in Singapore. The HoA is a significant step forward and contributes to the development of Singapore as an LNG bunkering hub.

The move toward LNG as a bunker fuel is a suitable solution following the decision of the International Maritime Organization (IMO) to set limits on sulphur content in marine fuels from 2020. LNG bunker not only produces zero sulphur oxides, but it also represents an available and competitive solution, which contributes to IMO’s long-term strategy on the reduction of greenhouse gas emissions from ships announced in April 2018.

Patrick Pouyanné, Chairman and CEO of Total, declared, “The development of infrastructure is one of the key drivers for the take-off of LNG as a marine fuel. For the past few months, Total has been very active in that direction. The agreement signed with Pavilion Energy marks a new step in our commitment to provide our customers with fuels that are more environmentally friendly, particularly in Singapore which is the leading bunkering hub in the world.”

Tan Sri Mohd Hassan Marican, Chairman of Pavilion Energy, said, “Pavilion Energy is pleased to work with Total on establishing a robust LNG bunker supply chain in Singapore. Our partnership sets the stage for making LNG bunker readily and reliably available for the market. Together, we mark a decisive step forward in leading the change towards cleaner and more responsible solutions with LNG bunkering in the region.”

Total Marine Fuels Global Solutions is pursuing its ambition to develop the LNG bunker market. The first milestones of its strategy were set in Europe, with the signature of LNG bunker supply contracts for Brittany Ferries and CMA CGM, as well as the long-term chartered bunker vessel with Mitsui O.S.K. Lines that will be positioned in Northern Europe.

Pavilion Gas is committed to the development of Singapore as an LNG hub. In October 2016, Pavilion Gas was appointed as one of two importers to supply LNG to Singapore by the Energy Market Authority of Singapore. In January 2016, Pavilion Gas was awarded the LNG Bunker Supplier Licence to supply LNG bunker to vessels in the Port of Singapore.

About Pavilion Energy

Pavilion Energy invests in key liquefied natural gas (LNG) businesses to support the growth of a sustainable future in the region. Pavilion Gas, a wholly-owned subsidiary of Pavilion Energy, is responsible for the marketing and distributing of natural gas in Singapore and the region, including small-scale LNG and LNG bunkering initiatives; and participates in LNG trading across the globe. In 2016, Pavilion Gas was appointed by the Singapore Energy Market Authority (EMA) as an LNG Importer for Singapore. For more information, visit www.pavilionenergy.com.sg

About Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services. www.marinefuels.total.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com.

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Pavilion Energy contacts

Media Relations: Adrian Koh, Manager, Corporate Affairs  |  +65 9017 1705  |  adriankoh@pavilionenergy.com.sg

Total contacts

Media Relations: +33 1 47 44 46 99  |  presse@total.com  |  @TotalPress

Investor Relations: +44 (0)207 719 7962  |  ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.